UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 3

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

TOWERSTREAM CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

892000100

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 892000100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,865,589(1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,865,589(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,589(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (Based on 16,808,980 shares of common stock outstanding as of December 13, 2016)
12	TYPE OF REPORTING PERSON* IN

1)	Represents 1,865,589 shares of common stock underlying Series D Preferred Stock held by HS Contrarian Investments, LLC (“HS Contrarian”). Excludes (i) 3,299,411 shares of common stock underlying Series D Preferred Stock held by HS Contrarian and (ii) 3,082,500 shares of common stock underlying Series F Preferred Stock held by HS Contrarian. Each of the foregoing series of preferred stock contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(2)	John Stetson is the Managing Member of HS Contrarian and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 892000100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HS Contrarian Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,865,589(1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,865,589(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,589(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (Based on 16,808,980 shares of common stock outstanding as of December 13, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)	Represents 1,865,589 shares of common stock underlying Series D Preferred Stock. Excludes (i) 3,299,411 shares of common stock underlying Series D Preferred Stock and (ii) 3,082,500 shares of common stock underlying Series F Preferred Stock. Each of the foregoing series of preferred stock contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(2)	John Stetson is the Managing Member of HS Contrarian and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1(a). Name of Issuer:

Towerstream Corporation, a Delaware corporation (“Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

88 Silva Lane, Middletown, RI 02842

Item 2(a). Name of Person Filing.

The statement is filed on behalf of John Stetson and HS Contrarian (collectively, the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

68 Fiesta Way, Fort Lauderdale, FL 33301

Item 2(c). Citizenship.

John Stetson is a citizen of the United States. HS Contrarian is organized in the State of Florida.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e). CUSIP Number.

892000100

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 1,865,589(1)(2)

(b) Percent of class: 9.99% (Based on 16,808,980 shares of common stock outstanding as of December 13, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,865,589(1)(2)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,865,589(1)(2)

(1)	Represents 1,865,589 shares of common stock underlying Series D Preferred Stock held by HS Contrarian. Excludes (i) 3,299,411 shares of common stock underlying Series D Preferred Stock held by HS Contrarian and (ii) 3,082,500 shares of common stock underlying Series F Preferred Stock held by HS Contrarian. Each of the foregoing series of preferred stock contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(2)	John Stetson is the Managing Member of HS Contrarian and in such capacity has voting and dispositive power over the securities held by such entity.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	By:	/s/ John Stetson
John Stetson

HS Contrarian, LLC

Date: February 14, 2017	By:	/s/ John Stetson
John Stetson, Managing Member